

October 23, 2012

Via E-mail
Tam Nguyen
Chief Financial Officer
Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7

>   **Re: Northcore Technologies Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 3, 2012**
>   **File No. 001-14835**

Dear Mr. Nguyen:

We have reviewed your letter dated September 25, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

A. Selected Financial Data

Basis of Presentation, page 7

1.   We note your response to prior comment 1 and your proposed revised disclosure. In your revised disclosure you include losses reported under U.S. GAAP; however you have not provided a reconciliation from losses reported under Canadian GAAP to U.S. GAAP. Please revise to provide a reconciliation that describes and reflects each significant adjustment. Please refer to Item 17(c)(2) of Form 20-F for guidance.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief